                                                             Exhibit 4.64

                         TRANSITIONAL SERVICES AGREEMENT

This Agreement is made this 14th day of February, 2003 (the "Effective Date"), between CanWest Publications Inc., a company governed by the laws of Canada ("CPI"), and Osprey Media Holdings Inc. ("Osprey"), a company governed by the laws of Ontario, on its own behalf and for and on behalf of each of the corporations listed in Schedule A (each, a "Company" and, collectively, the "Companies") as follows:

1.       IT SERVICES

CPI shall provide to each Company the information technology services in Schedule B (the "IT Services"). Schedule B provides a description of each of the IT Services, the maximum term of such services and the implications upon the expiry of the maximum term of such services.

2.       PAYROLL SERVICES

For a period of no longer than six months following the Effective Date, CPI shall pay the payroll for Southern Ontario Community Newspaper Group Inc. and Niagara Newspaper Group Inc. ("Payroll Services"). Osprey will provide CPI with the payroll funds via wire transfer, including an administrative fee of $500, two days prior to the required disbursal date.

2.       DELIVERY OF THE IT SERVICES

Osprey shall ensure that each of the Companies maintains the appropriate systems to enable it to receive the IT Services.

3.       FEES FOR IT SERVICES

The fees for each of the IT Services are listed in Schedule C. Where there is no fee listed, the relevant Companies will be charged only for consulting and support services, as requested by such Companies, at CPI's then current hourly rates (which range from $55 to $75 per hour as at the date of this Agreement).

4.       PAYMENT TERMS FOR THE IT SERVICES

In respect of the IT Services, CPI will invoice Osprey on a monthly basis for the fees incurred during that month by each of the Companies and Osprey shall pay CPI within 15 days of the date of such invoice.

5.       NO WARRANTY

The IT Services and Payroll Services are provided on an "as is" basis and CPI makes no representation, warranty, covenant or condition with respect to the IT Services and Payroll Services.

6.       CONFIDENTIALITY

During the term of the provision of the IT Services and Payroll Services, each party shall treat and hold as confidential any information concerning any other party or its business that is not generally available to the public (the "Confidential Information"), and shall refrain from using any of the Confidential Information except in connection with this Agreement. In the event that a party is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, that party shall notify the other relevant parties promptly of the request or requirement so such other parties may seek an appropriate protective order.

7.       LIMITATION OF LIABILITY

No party shall have any liability to any other party arising out of, in connection with, or related to the provision of the IT Services and Payroll Services, except in respect of gross negligence, the payment of fees hereunder or any of the confidentiality obligations set forth in section 6 hereunder, and in no event shall any party be liable to any other party for any indirect, special, punitive, incidental or consequential damages whatsoever (including, without limitation, damages for loss of business profits, business interruption or any other pecuniary loss).

8.       TERMINATION

Notwithstanding the term of each service as provided for in Schedule B: (a) CPI may terminate the provision of any IT Service upon not less than 60 days' prior written notice to Osprey in the event that it determines to discontinue providing the IT Service to all of its own or its affiliates' publications; and
(b) Osprey may terminate the provision of any IT Service upon 60 days' written notice to CPI.

9.       ASSIGNMENT

(a) Except with the written consent of the other party or as provided in this section, this Agreement may not be assigned by either party.

(b) This Agreement may be assigned by a party to an affiliate of such party, provided the assignor shall remain liable for all obligations of the assignee.

(c) This Agreement may be assigned by CPI to any successor to the business of CPI Information Technology Group upon notice to Osprey.

10.      RELATIONSHIP OF PARTIES

Nothing in this Agreement shall be construed as creating an employer-employee relationship, a partnership, agency, franchise or a joint venture between the parties and neither party shall have the right, power or authority to obligate or bind the other party in any manner whatsoever without such party's prior written consent.

11.      SUCCESSORS AND ASSIGNS

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.

                             SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF the parties have executed this Transitional Services Agreement as of the Effective Date.

                                              CANWEST PUBLICATIONS INC.

                                              By: /S/ RICHARD M. LEIPSIC
                                                  -------------------------
                                                  Name:  Richard M. Leipsic
                                                  Title: Director

                                              By: /S/ PAMELA A. HARROD
                                                  -------------------------
                                                  Name:  Pamela A. Harrod
                                                  Title: Director

                                              OSPREY MEDIA HOLDINGS INC.
                                              (on its own behalf and on
                                              behalf of each of the
                                              Companies)

                                              By: /S/ MICHAEL G. SIFTON
                                                  -------------------------
                                                  Name:  Michael G. Sifton
                                                  Title: President and
                                                         Chief Executive Officer

                                   SCHEDULE A

                                    COMPANIES

Brantford Expositor Group Inc.

Flamborough Review Newspaper Inc.

Hamilton Printing Group Inc.

Niagara Newspaper Group Inc.

Peninsula Newspaper Group Inc.

Southern Ontario Community Newspaper Group Inc.

St. Catharines Standard Group Inc.

CanWest St. Catharines R.P. Holdings Inc.

                                   SCHEDULE B

                                   IT SERVICES

---------------------------------------------------------------------------------------------------------------------------
   SERVICE                 DESCRIPTION OF SERVICE*                MAXIMUM TERM                  UPON EXPIRY
---------------------------------------------------------------------------------------------------------------------------

Advertising         Provide access to software application         9 months       Company may license the software for own
                    which enables booking and billing of                          site for 18 months for no fee, after
                    advertising                                                   which parties shall negotiate fair market
                                                                                  rate fee
---------------------------------------------------------------------------------------------------------------------------
Ad Hosting          Provide access to server upon which           12 months       Service expires
                    national print ads are distributed
---------------------------------------------------------------------------------------------------------------------------
Accounts            Provide access to software application to      6 months       Service expires
Payable             administer accounts payable
---------------------------------------------------------------------------------------------------------------------------
Circulation         Provide access to software application         9 months       Company may license the software for own
                    which controls print and distribution runs                    site for earlier of 18 months or until
                                                                                  CPI ceases to use software (anticipate
                                                                                  end of 2004), after which Company may
                                                                                  acquire perpetual limited license for the
                                                                                  software at negotiated fair market rate
---------------------------------------------------------------------------------------------------------------------------
Cybergraphics       Provide support for software application       6 months       Service expires
(Service only       which paginates classified advertisements
provided to
St. Catharines)
---------------------------------------------------------------------------------------------------------------------------
General             Provide access to software application to      7 months       Service expires
Ledger              administer general ledger
---------------------------------------------------------------------------------------------------------------------------
Internal            Maintain internal e-mail system                6 months       Service expires
E-mail
---------------------------------------------------------------------------------------------------------------------------
Internet            Provide Internet access and external e-mail    6 months       Service expires
Connectivity        service
---------------------------------------------------------------------------------------------------------------------------
Payroll Software    Provide access to software application to      7 months       Company may license the software for own
                    administer payroll for all the Companies                      site for earlier of 18 months or until
                                                                                  CPI ceases to use software (anticipate
                                                                                  end of 2003), after which Company may
                                                                                  acquire perpetual limited license for the
                                                                                  software at negotiated fair market rate
---------------------------------------------------------------------------------------------------------------------------
News and Photo      Provide access to electronic desktop          12 months       Service expires
Delivery            photo and text delivery system
---------------------------------------------------------------------------------------------------------------------------
WAN Telephone       Maintain WAN telephone lines                  12 months       Service expires
Lines
---------------------------------------------------------------------------------------------------------------------------
Consulting and      Provide supports for each service and         12 months       Service expires
Support Services    consultation when migrating off service to
                    new third party service (hourly fee)
---------------------------------------------------------------------------------------------------------------------------

* The services provided do not include the acquisition, upgrading and maintenance of on-site hardware and software required by the Company to use the services.

                                                              SCHEDULE C

                                                                 FEES

MONTHLY CHARGES
------------------------------------------------------------------------------------------------------------------------------
                                                         Consulting Fees                                         Cybergraphics
                        ------------------------------------------------------------------------------------------------------
       Newspaper        Advertising  Circulation  Payroll/GL   Classified   Networks   S. Bureau    DBA       Production
------------------------------------------------------------------------------------------------------------------------------
        ONTARIO
------------------------------------------------------------------------------------------------------------------------------
Brabant Newspapers                                                            13.75                      615.63
Brantford Expositor        60.00       302.97        25.00       136.24        9.17       3.13       -    88.23
Dunnville Chronicle         4.58         1.15                     25.21
Fairway Group             184.79                                               2.29
Hamilton Web  -  N/A
Niagara Falls Review       37.83       128.08                     46.91       11.46                9.17
Rannie Group               73.33                      4.58                                                 9.17
SOCN
St. Catherines Standard    63.75       447.89       179.92       340.52       61.88       6.88     3.44  104.58    1,254.94
Welland Tribune            12.60        41.21                     24.29       20.00                        2.29

------------------------------------------------------------------------------------------------------------------------------
TOTAL                     436.89       921.30       209.50       573.18      118.54      10.00    12.60  819.90    1,254.94

MONTHLY CHARGES
----------------------------------------------------------------------------------------------------------------------------------
                                                              Service Bureau Fees

       Newspaper          Compaq   Icanon      WAN     Advertising   Circulation  Payroll  Equipment  Travel   Quickware    TOTAL
----------------------------------------------------------------------------------------------------------------------------------
        ONTARIO
----------------------------------------------------------------------------------------------------------------------------------
Brabant Newspapers                                                                                    125.95                755.33
Brantford Expositor       168.02            1,493.13     725.00      1,450.00     241.67                3.27    124.83    4,830.66
Dunnville Chronicle                                       80.00        160.00      26.67                                    297.60
Fairway Group             213.94              537.18      80.00        160.00      26.67                                  1,204.87
Hamilton Web  -  N/A
Niagara Falls Review                          117.33      80.00        160.00      26.67                         83.33      700.79
Rannie Group                                                                                                                 87.08
SOCN                                            3.31     375.00        750.00     125.00                                  1,253.31
St. Catherines Standard   511.25            1,905.83     500.00      1,000.00     166.67    369.92     22.75    541.33    7,481.54
Welland Tribune                                           93.33        173.33                                    83.33      450.40
                                                                                                                                 -
                                                                                                                                 -
----------------------------------------------------------------------------------------------------------------------------------
TOTAL                     893.21      -     4,056.79   1,933.33      3,853.33     613.33    369.92    151.97    832.83   17,061.58

YEARLY CHARGES
------------------------------------------------------------------------------------------------------------------------------------
       Newspaper                                         Consulting Fees                                               Cybergraphics
------------------------------------------------------------------------------------------------------------------------------------
                        Advertising  Circulation  Payroll/GL   Classified   Networks   S. Bureau    DBA             Production
------------------------------------------------------------------------------------------------------------------------------------
        ONTARIO
------------------------------------------------------------------------------------------------------------------------------------
Brabant Newspapers                                                              165                           7387.5
Brantford Expositor        719.98      3,635.63     300.00       1,634.90    110.00        37.50        -    1,058.76
Dunnville Chronicle         55.00         13.75                    302.50
Fairway Group            2,217.50                                             27.50
Hamilton Web  -  N/A
Niagara Falls Review       454.00      1,537.00                    562.96    137.50                110.00
Rannie Group               880.00                    55.00                                                     110.00
SOCN
St. Catherines Standard    765.00      5,374.71   2,159.00       4,086.26    742.50        82.50    41.25    1,255.00    15,059.29
Welland Tribune            151.25        495.00                    291.50    240.00                             27.50

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                    5,242.73     11,056.09   2,514.00       6,878.12   1,422.50      120.00   151.25    9,838.76    15,059.29

YEARLY CHARGES
------------------------------------------------------------------------------------------------------------------------------------
                                                             Service Bureau Fees

       Newspaper          Compaq   Icanon    WAN     Advertising   Circulation   Payroll   Equipment  Travel   Quickware     TOTAL
------------------------------------------------------------------------------------------------------------------------------------
        ONTARIO
------------------------------------------------------------------------------------------------------------------------------------
Brabant Newspapers                                                                                    1511.43               9,063.93
Brantford Expositor       2,016.24         17,917.60   8,700.00     17,400.00   2,900.00                39.25   1,498.00   57,967.86
Dunnville Chronicle                                      960.00      1,920.00     320.00                                    3,571.25
Fairway Group             2,567.28          6,446.20     960.00      1,920.00     320.00                                   14,458.48
Hamilton Web  -  N/A
Niagara Falls Review                        1,408.00     960.00      1,920.00     320.00                        1,000.00    8,409.46
Rannie Group                                                                                                                1,045.00
SOCN                                           39.66   4,500.00      9,000.00   1,500.00                                   15,039.66
St. Catherines Standard   6,135.00         22,870.00   6,000.00     12,000.00   2,000.00    4,439.00   273.00   6,496.00   89,778.51
Welland Tribune                                        1,120.00      2,080.00                                   1,000.00    5,405.25
                                                                                                                                   -
                                                                                                                                   -
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                    10,718.52    -    48,681.46  23,200.00     46,240.00   7,360.00    4,439.00  1,823.68  9,994.00  204,739.40